

16022504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Estimated average burden hours per response......12.00

SEC Mail Processing Section
DEC 27 2016
Washington DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68139

Securities and Exchange
DEC 27 2016
RECEIVED

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2015 (MM/DD/YY) AND ENDING 03/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockfleet Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

64-66 Gleneida Ave
(No. and Street)

Carmel (City) NY (State) 10512 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Catherine Mary Corrigan, President 212-257-2205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T Remus CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555 (Address) Hamilton Square (City) NJ (State) 08690 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catherine M. Corrigan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rockfleet Financial Services, Inc., as of March 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public

LeANN RUSSELL
NOTARY PUBLIC, STATE OF NEW YORK
REG. NO. 01RU5087875
COMMISSION EXPIRES MAR. 23, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Rockfleet Financial Services, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

March 31, 2016

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Rockfleet Financial Services, Inc.

I have audited the accompanying financial statements of Rockfleet Financial Services, Inc. (a Delaware Corporation) which comprise the statement of financial condition as of March 31, 2016, and the related statements of operations, changes in liabilities subordinated to claims of creditors, changes in stockholder's equity (dificit) and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. Rockfleet Financial Services, Inc.'s management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Rockfleet Financial Services, Inc. as of March 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10, the Company has incurred a significant net loss in the current fiscal year ended March 31, 2016 that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. My opinion is not modified with respect to this matter.

Supplemental Information

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), and Schedule of Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Rockfleet Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Rockfleet Financial Services, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
June 9, 2016

Note 10 Restated
June 16, 2016

Note 3 Restated
December 19, 2016

ROCKFLEET FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2016

ASSETS

Assets		
Cash	$	14,424
Deposit at clearing		50,000
Prepaid expense		489
Security deposit		9,000
Other receivables		25,837
Total Assets	$	99,750

LIABILITIES AND STOCKHOLDERS' (DEFICIT)

Liabilities		
Accounts payable and accrued expenses	$	18,498
Subordinated liabilities		120,000
Total Liabilities		138,498
Stockholders' (Deficit)		
Common stock, $0 no Par Value, 10,000 shares authorized, 2,132 shares issued and outstanding		2,240,583
Retained earnings (deficit)		(2,279,331)
Total Stockholders' (Deficit)		(38,748)
Total Liabilities and Stockholders' (Deficit)	$	99,750

See accompanying notes.

1 Organization and Nature of Business

Rockfleet Financial Services, Inc. (the Company) is a Delaware corporation conducting business as a securities broker dealer. The Company holds no customer funds or securities. The Company's principal business activity is the sale of securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (" FINRA") and the Securities Investor Protection Corporation ("SIPC").

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at March 31, 2016.

(d) Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. Management has evaluated accounts receivable at March 31, 2016 and believes they are all collectible. Accounts receivable are not collateralized.

(e) Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Revenues from advisory fees and municipal underwriting are recognized in the period earned, generally when the assignment has been completed or as the advisory services are delivered.

(f) Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Certain transactions of the Company's, may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at March 31, 2016. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2012.

In addition, no income tax related penalties or interest have been accrued for the year ended March 31, 2016.

(g) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five years for furniture and equipment.

Equipment and furniture is recorded at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

(h) Advertising and Marketing

Advertising and marketing costs are expensed as incurred

(i) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(j) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of June 9, 2016 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(k) *Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

Level 3 - Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 9 Fair Value"

3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2016, the Company's net capital and required net capital were $49,253 and $50,000, respectively, resulting in a net capital deficiency of $747. The Company's net capital ratio was .3756 to 1.

4 Clearing Agreement with Off Balance Sheet Risk

To facilitate securities transactions on behalf of its customers, the Company entered into an agreement with another broker/ dealer (Clearing Broker/Dealer) whereby the Company forwards (introduces) securities transactions to the Clearing Broker/Dealer on a fully disclosed basis. The processing, and if applicable any financing pertaining to any introduced transactions are preformed by the Clearing Broker/Dealer.

The Company may be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The Company is required, according to the agreement to maintain a $50,000 deposit with the Clearing Broker/Dealer of which $50,000 has been made to assure the Company's performance under this agreement. The minimum clearing charges are $2,500 per month.

5 Credit Risk and Concentrations

The Company is engaged in various trading and brokerage activities in which the counter-parties primarily include broker dealers, banks, municipalities, other financial institutions and the Company's own customers. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company maintains its cash balance at one financial institution. The Federal Deposit Insurance Corporation insures the Company's bank account up to $250,000. The Company has not experienced any losses on this account and believes it is not subject to any significant credit risk.

6 Related Party Transactions

During the year ended March 31, 2016 the Company compensated its principal shareholder with 100 shares of common stock in lieu of cash compensation.

The Company recognizes share based compensation expense for stock awards granted in accordance with ASC Topic 718, stock compensation. Fair value of the shares granted was approximately $100,000 for the year ended March 31, 2016. No shares are expected to be repurchased in the following annual period in connection with this equity compensation.

7 Liabilities Subordinated to Claims of General Creditors

In March 2010 the Company entered into two separate subordinated loan agreements in the amount of $120,000. The notes are dated March 10, 2010 and March 30, 2010 and are payable in full on the maturity date. The subordinated lenders are shareholders of the Company.

Subordinated Loans

Due April 30, 2019	$ 65,000
Due April 30, 2019	55,000
	$ 120,000

The notes are payable in three years from the date of signing and bear interest at the rate of prime plus 3% subject to approval by FINRA. However, appendix D of SEC Rule 15c3-1 requires the prior written approval of FINRA before any repayment of a subordination agreement can be made. The Company has made no principal payments in the year ended March 31, 2016. In addition, to the extent that such borrowing's are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8 Lease

The Company leases office space in various locations with lease terms of one year or less. The Company is not responsible for utilities, real estate taxes, or maintenance on its leased office spaces. The Company has no operating leases with remaining terms in excess of one year as of March 31, 2016.

9 Fair Value

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

10 Managements Plans

The financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and have the ability to meet its statutory net capital requirements. The Company has incurred losses for the year ended March 31, 2016.

Management is diversifying into other retail offerings by obtaining FINRA approval to engage in securities business related to equities, options, and mutual funds. In 2015, the Company registered with the SEC and the Municipal Securities Rulemaking Board as a municipal financial advisor.

The ability of the Company to continue as a going concern is dependent on the success of the above plan outline by the Company, and the availability of additional financing or capital contributions.

ROCKFLEET FINANCIAL SERVICES, INC.
Notes to Financial Statements
Year Ended March 31, 2016

11 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its stockholders if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of March 31, 2016 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (except as disclosed in Note 8 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at March 31, 2016 or during the year then ended.

12 Income Taxes

The Company has net operating loss carry forwards that may be offset against future taxable income. The loss carry forwards at March 31, 2016 total approximately $1,880,360 and will expire on March 31, 2035.

13 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At March 31, 2016 the Company had implemented such policies and procedures.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of March 31, 2016

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholders
Rockfleet Financial Services, Inc.

I have reviewed management's statements, included in the accompanying Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), in which (1) Rockfleet Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rockfleet Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii), (the "exemption provisions") and (2) Rockfleet Financial Services, Inc. stated that Rockfleet Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception and Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption). Rockfleet Financial Services, Inc. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rockfleet Financial Services, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
June 9, 2016

ROCKFLEET FINANCIAL SERVICES, INC.

Schedule II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 (EXEMPTION)

YEAR ENDED MARCH 31, 2016

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Rockfleet Financial Services, Inc. in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

ROCKFLEET FINANCIAL SERVICES INC.

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

as of March 31, 2016

EXEMPT UNDER 15c3-3 (k)(2)(ii)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Rockfleet Financial Services, Inc. clears on a fully disclosed basis, and possession and control is handled through First Southwest Company. The Company has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended March 31, 2016 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $50,000.

Rockfleet Financial Services, Inc.

Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended March 31, 2016

Rockfleet Financial Service, Inc.

Rockfleet Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R & 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R & 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended March 31, 2016, the Company states the following:

- The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provision of 17 C.F.R & 15c3-3(k)(2)(ii)
- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

I, Catherine Mary Corrigan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Catherine M Corrigan

May 24, 2016

By: ______________________

Catherine Mary Corrigan
President / Chief Executive Office